FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549


              REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR
               15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JULY 2004

                         KERZNER INTERNATIONAL LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                  CORAL TOWERS, PARADISE ISLAND, THE BAHAMAS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F        X                  Form 40-F
                       -------                          -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                  No     X
                --------                             -------

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110,
(ii) the Registration Statement on Form



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                          Exhibit Index is on page 4


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F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on October
11, 2002, File No. 333-100522, (iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and (v) Form S-8 filed on December 17, 1996, File No. 333-1540.

July 16, 2004 - Paradise Island, The Bahamas - Kerzner International Limited (NYSE:KZL)(the "Company") announced today a strategic alliance with Istithmar PJSC, a leading private equity investment firm in Dubai, United Arab Emirates ("Istithmar"). As part of this arrangement, Istithmar will purchase 4.5 million ordinary shares of the Company for an aggregate price of $225.0 million. Following the consummation of these transactions, Istithmar will hold approximately 13.0% of the Company's issued and outstanding ordinary shares. Istithmar is the Company's joint venture partner in its development of Atlantis, The Palm in Dubai.

Istithmar will purchase 3.0 million newly issued ordinary shares directly from the Company for $153.8 million ($51.25 per share). Of the remaining shares, Istithmar will purchase 1.3 million shares from Caledonia Investments plc and 200,000 shares from Cement Merchants S.A. at a price of $47.50 per share. We intend to use the proceeds from the issuance of the three million ordinary shares to fund future capital expenditures and investments, such as our equity investments in the One&Only resort that we are developing in Cape Town, South Africa and in Atlantis, The Palm, and for general corporate purposes. After this primary issuance of three million ordinary shares, the Company will have a total of 34,674,079 issued and outstanding ordinary shares based on the number of shares outstanding on July 14, 2004.

Following the consummation of these transactions, the Company's Board of Directors will increase from five to seven members. A representative of Istithmar will take a seat on the Board of Directors of the Company and the remaining seat will be taken by the Company's Chief Executive Officer, Butch Kerzner.

The investment by Istithmar in the Company remains subject to receipt of applicable regulatory approvals and no assurances can be given as to whether these approvals will be forthcoming and these transactions consummated.

This disclosure contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission. The shares sold in the transactions described in this disclosure have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:

           July 16, 2004           KERZNER INTERNATIONAL LIMITED

                                   By:          /s/ Richard M. Levine
                                      ----------------------------------------
                                      Name:     Richard M. Levine
                                      Title:    Executive Vice President &
                                                General Counsel





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                                 EXHIBIT LIST



Exhibit                              Description

99(1) Stock Purchase Agreement, dated as of July 15, 2004, by and between Kerzner International Limited and Istithmar PJSC and the Exhibits attached thereto.




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